[Fiat Group Letterhead]

Roberto Russo Senior Counsel	November 18, 2005

Ms. Cecilia Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 05-07

Washington, D.C. 20549

VIA FACSIMILE (with copy filed via EDGAR)

Re:	Fiat S.p.A.
Form 20-F for the year ended December 31, 2003 Form 20-F for the year ended December 31, 2004 Fiat S.p.A. Letter dated August 5, 2005 File No. 1-10108

Dear Ms. Blye:

We refer to your letter to Mr. Sergio Marchionne of September 30, 2005 setting forth certain supplemental comments from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) concerning the annual reports on Form 20-F for the years referenced above of Fiat S.p.A. (“Fiat” or the “Company”) and Fiat’s letter of August 5, 2005 responding to the Staff’s first set of comments (the “August 5th Letter”).

This letter, which we are providing on a supplemental basis, sets forth Fiat’s responses to the Staff’s follow-up comments. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our related response.

Comment

We note that in your letter of August 5, 2005, you responded that in July 2004 you entered into a cooperation agreement with an Iranian corporation to manufacture and distribute Fiat branded cars in Iran. You stated that you expect “production and distribution under the agreement to commence in November 2005 and in 2006, respectively.” If you have projected the amount of revenue you will receive under the agreement during 2006 and any subsequent years, please provide us with those figures, and discuss the materiality to you of such amounts. Additionally, please advise us whether PIDF Co. is owned or controlled by the Iranian government; whether the parts and other products and services you will provide under the

Fiat S.p.A. Sede in Torino: Via Nizza 250, 10126 Torino, Italia Tel. +39 011 00.62393 Fax +39 011 00.62509 roberto.russo@fiatgroup.com	Capitale Sociale: Euro 6.377.257.130 i.v. Registro delle Imprese di Torino: 00469580013 agreement can be put to military use; and, if so, the types of military uses to which they can be put.

Response

On the basis of the information currently available to us, Fiat expects its gross revenues from the cooperation agreement with PIDF (Pars Industrial Development Foundation) Co. (“PIDF”), which is essentially a licensing arrangement, to total between €70 million and €80 million in 2006. There is, of course, no assurance that Fiat’s actual revenues will in fact reach these estimates, the realization of which is dependent on a large number of variables, most of which are outside of Fiat’s control, and Fiat has not made any projections with regard to its potential revenues from this arrangement in years subsequent to 2006. As noted in the August 5th Letter with respect to the expected revenues for 2005, Fiat believes that the amounts the PIDF agreement are expected to generate are immaterial with respect to its consolidated financial results. Fiat reported consolidated net sales and revenues of €46.7 billion in 2004 and €33.4 billion in the nine months ending September 30, 2005; the currently projected 2006 revenues from the PIDF agreement therefore represent less than 0.1% of Fiat’s consolidated net sales and revenues for 2004 and can be expected to represent an equally de minimis portion of Fiat’s consolidated net sales and revenues for 2006.

PIDF is a completely private entity and is not owned or controlled by the Iranian government. In fact, it competes with other automotive manufacturers that are controlled by the Iranian government, including Iran Khodro and Saipa. The Fiat-brand vehicles to be manufactured and distributed by PIDF in Iran under the agreement are not in any way designed or intended for use as military vehicles. Rather they are passenger cars and small commercial vehicles intended for purchase by private individuals and small businesses (including a hatchback, sedan, station wagon, pick-up truck and small vans), and are designed and produced by Fiat’s Fiat Auto automobile subsidiary rather than its Iveco truck and commercial vehicles operations.

Comment

We note an October 3, 1994, Dow Jones International News article that stated that Fiat was building an energy plant in Syria. And we note that a September 21, 2004, article in La Nacion stated that the Argentinean subsidiary of Iveco, the truck division of Fiat, is shipping trucks to Syria. Please confirm the accuracy of the reported statements. Please advise us of the nature and extent of your current and anticipated contacts with Syria. Advise us whether your contacts there include sales to the Syrian government or entities owned or controlled by the Syrian government; whether the products and services you provide in Syria can be put to military use; and, if so, the types of military uses to which they can be put.

We also note a July 13, 2004, article in Just-Auto that Fiat was a member of a North Korean car production joint venture along with the North Korean government and the North Korean state-owned Ryonbong Corporation. Please confirm the accuracy of the reported statement. Please advise us of the nature and extent of any current or anticipated contacts or ties you have with North Korea, including any arrangements with the North Korean government or entities owned or controlled by the North Korean government; whether any Fiat products or

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services provided in or to North Korea can be put to military use; and, if so, the types of military uses to which they can be put.

In light of the fact that Syria and North Korea have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, discuss the materiality (including when aggregated with contacts with Iran and Libya) of your current and anticipated contacts with North Korea and Syria; and your view as to whether those contacts, individually or in the aggregate (including when aggregated with contacts with Iran and Libya), constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S. designated state sponsors of terrorism.

Response with regard to Syria

The Dow Jones International News article cited in the Staff’s comment is incorrect in every material respect. Fiat has not been actively engaged in the business of constructing energy plants for several years and is not currently engaged in that business in Syria or elsewhere. Fiat Avio S.p.A. (“Fiat Avio”), the former Fiat subsidiary that had at one point developed and manufactured industrial gas turbines and related systems for power plants and provided related services, ceased new activity in that sector in 2001, as part of a restructuring. In connection with that 2001 restructuring, most of the assets and liabilities of that line of business (the so-called “ramo di azienda turbogas”) were transferred to Fiat Engineering, S.p.A. (“Fiat Engineering”). The transferred activities included certain obligations (primarily unreleased performance bonds) that remained outstanding with regard to four power plants in Syria for which Fiat Avio had provided gas turbines and related construction services in the early-1990s. In 2004, Fiat sold Fiat Engineering to Maire Investimenti S.p.A. (now Maire Engineering S.p.A.), and as a result no longer has any interest in the transferred obligations. The remaining obligations arising from Fiat Avio’s former activities in Syria, primarily performance bonds relating to spare parts supply agreements (as to which Fiat Avio’s maximum exposure amounted to approximately €1 million), remained with Fiat Avio. In 2003, Fiat Avio created a new company, Avio S.p.A., to which it contributed all of its aerospace-related activities (its primary lines of business), and sold Avio S.p.A. to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A. The remainder of Fiat Avio (including the spare parts supply performance bond obligations) was merged into Fiat Partecipazioni S.p.A. (“Fiat Partecipazioni”), a Fiat Group holding company. The Syrian authorities have been unwilling to release Fiat Partecipazioni from these remaining de minimis obligations, notwithstanding an official request on the part of Fiat Partecipazioni in 2005 that it be allowed to pay any amounts due. As a result, Fiat Partecipazioni continues to operate a de minimis “Syrian branch” (a small, largely inactive office for the use of a local lawyer and tax consultant who are not employees of Fiat Partecipazioni) that is required for Syrian tax purposes. The “branch” is not considered to be a subsidiary or affiliate of Fiat under Italian accounting principles or International Financial Reporting Standards.

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With regard to Iveco’s activities in Syria, Iveco supplies a small number of trucks to the Altoun Trading Company of Damascus (“Altoun”). Altoun has been a distributor of Iveco vehicles since 1997, and Fiat does not believe that Altoun is owned or controlled by the Syrian government. The number of trucks supplied to Altoun in each of the years in the period from 2002 through the end of September 2005 is summarized in the following table:

Year	No. of Trucks Supplied
2002	54
2003	36
2004	111
2005 (through 30 Sept.)	44

To put the Syrian sales into perspective, Iveco’s unit sales of commercial vehicles worldwide totaled approximately 161,900 in 2002, 146,400 in 2003, 162,300 in 2004 and 121,500 in the first nine months of 2005; the sales to Syria therefore represent less than 0.1% of Iveco’s unit sales in any of the relevant periods. Revenues generated by these sales represented a similarly minimal portion of Iveco’s revenues over the related periods (and a correspondingly smaller percentage of the net sales and revenues of the Fiat Group as a whole). The trucks supplied to Altoun during this period ranged from delivery vans to medium-heavy trucks of the EuroCargo and EuroTrakker series. None of these vehicles are in any way designed or intended for use as military vehicles. Italian law requires that Iveco obtain a special export authorization from the Italian public authorities with respect to the export from Italy of any military equipment; no such authorization was required in connection with any of the trucks supplied by Iveco to Altoun. Iveco’s Irisbus division also sold 38 new Iliade GTX buses to Larza Trading of Syria in 2000 and approximately 80 used buses of various models to Cham Tour of Syria over the period from 1995 through 2005. Fiat does not believe that either Larza Trading or Cham Tour is owned or controlled by the Syrian government. These sales generated total revenues over the ten-year period of approximately €13 million. Irisbus is currently participating in a tender process organized by the Municipality of Damascus for the supply of approximately 600 medium-sized and larger passenger buses, but does not know if its bid in such tender will be successful in whole or in part. As with the trucks supplied to Altoun, the buses supplied by Irisbus (and those which Irisbus has offered in response to the tender) were not in any way designed or intended for use as military vehicles. Nor is any special Italian export authorization required for the sale of such buses.

In addition, Fiat’s CNH Global N.V. agricultural and construction equipment unit has sold a small number of agricultural tractors and related spare parts to E. Hajjar of Aleppo (“Hajjar”), a Syrian dealer that CNH’s predecessor company had inherited as a result of the Fiat Group’s acquisition of Ford New Holland in 1991. Fiat does not believe that Hajjar is owned or controlled by the Syrian government. The number of tractors supplied to Hajjar in each of the years in the period from 2002 through the end of September 2005 is summarized in the following table:

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Year	No. of Tractors Supplied
2002	127
2003	170
2004	30
2005 (through 30 Sept.)	14

The sales to Syria represent significantly less than one percent of CNH’s unit sales of tractors in any of the relevant periods. Revenues generated by the sales of these tractors and related spare parts represented a similarly minimal portion of CNH’s revenues over the related periods (and a correspondingly smaller percentage of the net sales and revenues of the Fiat Group as a whole). The tractors supplied to Hajjar during this period were sourced from CNH facilities in Italy, India, Brazil and Germany, and were generally financed under foreign agricultural aid programs provided by Japan, Italy and the Arab Development Bank. All of the tractors are designed exclusively for agricultural use, and are not in any way designed or intended for use as military vehicles. Italian law requires that CNH obtain a special export authorization from the Italian public authorities with respect to the export from Italy of any military equipment; no such authorization was required in connection with any of the tractors supplied to Hajjar.

Fiat does not have any current or anticipated contacts with Syria other than those described in the preceding paragraphs.

Response with regard to North Korea

The Just Auto article cited in the Staff’s comment is also incorrect in every material respect. Neither Fiat nor any of its subsidiaries are now or ever have been members of any joint venture in North Korea or with the North Korean government and/or the Ryonbong Corporation.

The only current, recent or anticipated contact between Fiat and North Korea relates to a now dormant 1999 import and distribution agreement between Fiat Auto and Peace Motors Corporation (“Peace Motors”) of Pyongyang (which at the time was controlled by PMC Limited of Hong Kong, with a minority stake held by Korea Ryonbong General Corporation of Pyongyang). Fiat and its affiliates have never held any equity interest in Peace Motors or any other North Korean entity. This agreement provided that Peace Motors was entitled to import disassembled, semi-knocked down or “SKD” versions of certain Fiat Auto vehicles and assemble such kits for sale in North Korea, as well as providing related parts and service. The SKD kits themselves were supplied to Peace Motors by Mekong Corporation of Vietnam, a joint venture among Japanese, Korean and Vietnamese automotive manufacturers which assembles Fiat vehicles from such kits pursuant to a series of commercial and license agreements with Fiat Auto.

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The relationship with Peace Motors never generated a meaningful amount of business for Fiat and has been dormant for two years. Over the six-year period since the signing of the agreement, Peace Motors has purchased an aggregate of less than 500 SKD kits, as detailed in the table below. The sales of these kits generated a truly de minimis amount of revenue for Fiat, estimated at less than €1 million.

Year	SKD Kits Purchased
1999	Zero
2000	Zero
2001	Zero
2002	288 (all of the Siena sedan)
2003	168 (144 of the Siena sedan and 24 of the Doblo light commercial vehicle)
2004	Zero
2005 (to date)	Zero

As in the case of the vehicles to be manufactured and distributed by PIDF in Iran and the trucks, buses and tractors supplied to Altoun and Hajjar in Syria, the vehicles assembled by Peace Motors are not in any way designed or intended for use as military vehicles. Rather they are passenger cars and small commercial vehicles intended for purchase by private individuals and small businesses and are designed and produced by Fiat’s Fiat Auto automobile subsidiary rather than its Iveco truck and commercial vehicles operations.

As indicated in the table, Peace Motors has not purchased any SKD kits (or done any other business with Fiat or its affiliates) during the last two years. Fiat therefore considers the import and distribution agreement to be dormant.

Materiality Assessment

The basis on which Fiat assesses the materiality of these operations from both a quantitative and qualitative perspective is set forth in the August 5th Letter. The Company does not believe that a reasonable investor would consider its very limited activities in Syria (consisting of less than €1 million in outstanding performance bonds arising from activities occurring more than a decade ago which it is actively attempting to extinguish and the supply of an immaterial number of trucks, buses and tractors designed for civilian purposes) or its single, now dormant, commercial agreement with a North Korean entity, to be a material investment risk, either from an economic, financial or reputational point of view (either individually, or when aggregated with Fiat’s very limited interests in Iran and Libya). Aside from the immaterial value of the related business and the minimal extent and nature of any related activities, the Company is not a U.S. person, does not import any goods or services from either Syria or North Korea into the U.S. or export any goods, technologies or services from the U.S. to either Syria or

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North Korea. Therefore, there are no U.S. sanctions to which the Company would be subject as a result of these extremely limited activities. Notwithstanding the fact that Syria and North Korea are still included on the U.S. State Department’s list of State Sponsors of Terrorism, the Company considers it unlikely that these minimal and dormant activities in Syria and North Korea are reasonably likely to lead to any perception on the part of customers, investors, employees, creditors or the public that would materially affect the Company’s business, financial results or its reputation. Finally, as to the potential impact on the Company of legislation enacted by Arizona and Louisiana in this regard, we note that, as reported on page 130 of Fiat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, at the most recent date for which a calculation is practicable, only slightly more than 5% of the Company’s ordinary shares were held of record in the United States (whether in the form of ordinary shares or ordinary ADRs).

*     *     *

We hope that our response adequately addresses the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at +39-011-0062393 or our U.S. securities law counsel, Michael J. Volkovitsch of Cleary Gottlieb, at +39-02-7260-8210.

In accordance with your request, Fiat acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Roberto Russo

Roberto Russo

Senior Counsel

cc:	Mr. Jack Gugggenheim, Securities and Exchange Commission Sergio Marchionne, Fiat S.p.A. Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

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